HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

September 7, 2018

VIA EDGAR

United States Securities

  and Exchange Commission

100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549
Attention: Ms. Suying Li

Re:	Icagen, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 17, 2018
File No. 000-54748

Dear Ms. Li:

On behalf of the Company, we acknowledge receipt of the letter (the “Letter”) from the Securities and Exchange Commission dated August 22, 2018 related to comments to its Annual Report on Form 10-K for the year ended December 31, 2107. As discussed with the Staff today, the Company intends to respond to the Letter by September 14, 2018. The Company is grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (212) 907-6457 with any questions you may have.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow